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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    6    )*
                                          --------

                      Great Northern Iron Ore Properties
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                      Certificates of Beneficial Interest
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  391064102
                          -------------------------
                                (CUSIP Number)

Thompson, Hine and Flory, 1100 National City Bank Building
Cleveland, Ohio 44114, Attention:  Gregory A. Smith, Esq. (216) 566-5653
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   June 27, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP   391064102
        ---------
________________________________________________________________________________
/X/      1       NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Oglebay Norton Company                      P1294X
________________________________________________________________________________
/ /      2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [ ]
________________________________________________________________________________
/ /      3       SEC USE ONLY

________________________________________________________________________________
/ /      4       SOURCE OF FUNDS

________________________________________________________________________________
/ /      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
________________________________________________________________________________
/X/      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
________________________________________________________________________________
/X/      NUMBER OF         7      SOLE VOTING POWER
         SHARES                     None
         BENEFICIALLY      _____________________________________________________
/X/      OWNED BY          8      SHARED VOTING POWER
         EACH                       None
         REPORTING         _____________________________________________________
         PERSON            9      SOLE DISPOSITIVE POWER
/X/      WITH                       127,000
                          _____________________________________________________
/X/                       10      SHARED DISPOSITIVE POWER
                                    None
________________________________________________________________________________
/X/      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 127,000
________________________________________________________________________________
/ /      12      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                            [ ]
________________________________________________________________________________
/X/      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        8.5%
________________________________________________________________________________
/X/      14      TYPE OF REPORTING PERSON
                        Co.
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        This Amendment No. 6 amends the Schedule 13D (the "original Schedule
13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, thereto, each filed with the Securities and Exchange Commission by Oglebay Norton Company, a Delaware corporation ("Oglebay Norton") in respect of its ownership of the shares of beneficial trust interest (the "Certificates") of Great Northern Iron Ore Properties (the "Trust"). Items and sections of the original Schedule 13D and the amendments thereto not changed by this Amendment No. 6 have been omitted.

Item 2.  Identity and Background.
- -------  ------------------------

        This Amendment No. 6 is filed on behalf of Oglebay Norton Company ("Oglebay Norton"). Oglebay Norton is a Delaware corporation with its principal executive offices at 1100 Superior Avenue, Cleveland, Ohio 44114. Oglebay Norton is a Cleveland-based raw materials and Great Lakes marine transportation company serving the steel, ceramic, chemical, and oil- and gas-well service industries with iron ore and other minerals and supplying manufactured products used in hot metal processing.

        Filed as Appendix I to this Amendment No. 6 is a list of the executive officers and directors of Oglebay Norton, containing the following information with respect to each of them: (a) name, (b) business address, and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Appendix I is a United States citizen.

        During the past five years, neither Oglebay Norton, nor, to the best of Oglebay Norton's knowledge, any person named in Appendix I (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is made subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                        *              *              *
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Item 5.  Interest in Securities of the Issuer.
- -------  -------------------------------------

        Oglebay Norton beneficially owns 127,000 Certificates, which as of 6/27/95 represented 8.5% of the aggregate number outstanding Certificates of the Trust. Filed as Appendix II to this Amendment No. 6 is a list of the persons who hold a beneficial interest in the Certificates of the Trust owned by Oglebay Norton.

        Filed as Appendix III to this Amendment No. 6 is list of the transactions in the Certificates by Oglebay Norton that were effected during the past 60 days or since the most recent filing by Oglebay Norton on Schedule 13D in respect of the Certificates, which is less.

        To the best of Oglebay Norton's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Certificates.

                        *              *              *

                     [Following page is the signature page]
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                                   Signature
                                   ---------
         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 5, 1995                    OGLEBAY NORTON COMPANY
        ------------

                                        By: /s/Richard J. Kessler
                                            ---------------------
                                            Vice President-Finance
                                               and Development
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                                   APPENDIX I



                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                           OF OGLEBAY NORTON COMPANY




                                    OFFICERS
                                    --------

        The following is a list of the executive officers and directors of Oglebay Norton Company as of the date of this Amendment No. 6. The business address for each of the executive officers is Oglebay Norton Company, 1100 Superior Avenue, Cleveland, Ohio 44114-2598.




     Name                               Title
     ----                               -----

R. T. Green, Jr.          Chairman, President and Chief Executive
                          Officer and Director

T. J. Croyle              Vice President-Refractories & Minerals

E. G. Jaicks              Vice President-Marketing

M. P. Juszli              Vice President-Industrial Sands

R. J. Kessler             Vice President-Finance and
                          Development

H. W. Ruf                 Vice President-Administrative and
                          Legal Affairs

J. L. Selis               Vice President-Iron Ore

S. H. Theis               Vice President-Marine Transportation


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                                   DIRECTORS
                                   ---------


   Name              Business Address             Occupation
   ----              ----------------             ----------
B. D. Baird        1350 One M&T Plaza           Private Investor
                   Buffalo, New York 14203

M. E. Bank         Thompson, Hine and Flory     Attorney, Partner
                   1100 National City Bank      Thompson, Hine and Flory
                     Building
                   Cleveland, Ohio 44114-3070

W. G. Bares        The Lubrizol Corporation     President and Chief Operating
                   29400 Lakeland Boulevard     Officer, The Lubrizol
                   Wickliffe, Ohio 44092-2298   Corporation

A. C. Bersticker   Ferro Corporation            President and Chief Executive
                   1000 Lakeside Avenue         Officer, Ferro Corporation
                   Cleveland, Ohio 44114

J. J. Dwyer        Oglebay Norton Company       Retired, Attorney, Partner,
                   1100 Superior Avenue         Thompson, Hine and Flory;
                   Cleveland, Ohio 44114-2598   Retired, Vice Chairman of
                                                the Board of Directors and
                                                President of the Company

R. T. Green, Jr.   Oglebay Norton Company       Chairman, President and
                   1100 Superior Avenue         Chief Executive Officer
                   Cleveland, Ohio 44114-2598   and Director of the Company

R. D. Ketchum      RDK Capital, Inc.            President and Chief Executive
                   100 Corporate Circle         Officer, RDK Capital, Inc.
                   30050 Chagrin Boulevard
                   Pepper Pike, Ohio 44124


R. D. Thompson     Oglebay Norton Company       Vice Chairman of the Board
                   1100 Superior Avenue         of Directors of the Company
                   Cleveland, Ohio 44114-2598

J. D. Weil         Clayton Management Co.       President, Clayton Management
                   509 Olive St., Suite 705     Co.
                   St. Louis, Missouri 63101

F. R. White, Jr.   Oglebay Norton Company       Vice Chairman Emeritus of
                   1100 Superior Avenue         the Board of Directors of
                   Cleveland, Ohio 44114-2598   the Company
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                                  APPENDIX II



                    BENEFICIAL INTERESTS IN THE CERTIFICATES




  Number of Certificates
Name, Address and Position                               Beneficially Owned
- --------------------------                               ------------------


                                      None
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
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                                  APPENDIX III


                        TRANSACTIONS IN THE CERTIFICATES
               SINCE (INSERT DATE 60 DAYS PRECEDING DATE OF THIS
                      ------------------------------------------
              AMENDMENT OR LAST SCHEDULE 13D OR AMENDMENT FILING)
              ---------------------------------------------------


                     Number of    Purchase/    Price Per     Type of
      Date         Certificates      Sale        Share     Transaction
      ----         ------------   ---------    ---------   -----------
March 24, 1995          100         Sale       $45.25      Open Market

May 2, 1995             200         Sale       $42.00      Open Market

June 14, 1995           300         Sale       $41.75      Open Market

June 19, 1995           500         Sale       $41.75      Open Market

June 19, 1995           100         Sale       $41.75      Open Market

June 19, 1995           200         Sale       $41.75      Open Market

June 20, 1995           100         Sale       $41.75      Open Market

June 20, 1995           800         Sale       $41.75      Open Market

June 23, 1995          4100         Sale       $41.75      Open Market

June 26, 1995           700         Sale       $41.75      Open Market

June 26, 1995          1300         Sale       $41.75      Open Market

June 27, 1995          3700         Sale       $41.75      Open Market